April 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720
Attention:  Barbara C. Jacobs, Assistant Director

Re:	Mitek Systems, Inc.
Form 10-K for fiscal year ended September 30, 2010
Filed November 16, 2010
File No. 000-15235

Dear Ms. Jacobs:

Mitek Systems, Inc., a Delaware corporation (the "Company"), respectfully provides the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") dated March 23, 2011 (the "Comment Letter") relating to the above-referenced report of the Company.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff's comments appear in italics below.

Form 10-K for fiscal year ended September 30, 2010

Part I

Item 1. Business

General

1.
We refer to your response to prior comment 1. Based on your explanation, it remains unclear why you are not substantially dependent on this vendor that provided you with products that accounted for 14% of your net revenues for fiscal year 2010. Advise why you have not discussed your relationship with this vendor in Business and how you determined not to file any agreement with this vendor as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. (We note some discussion on page 39 of your filing.) Please describe for us in more detail your belief regarding the availability of alternative suppliers of the software products. We note that your most recent 10-Q reported that during the three months ended December 31, 2010 you had purchases from one major vendor that comprised approximately 15% of total purchases for the quarter.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is not substantially dependent on the vender referenced in Comment 1 (“Vendor A”). The Company’s response to prior comment 1 indicated that the Company’s purchases from Vendor A comprised approximately 14% of the total purchases by the Company for supplies during fiscal year 2010. Vendor A did not provide the Company with products that accounted for 14% of the Company’s net revenues for fiscal year 2010 as the Staff indicates in Comment 1.

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 7, 2011

The Company further supplementally advises the Staff that the product supplied by Vendor A can be obtained from various third parties. If the Company were to obtain the product supplied by Vendor A from another party, the change of suppliers would not adversely affect the Company’s business. The product supplied by Vendor A can be obtained from third parties at prices that are competitive with the prices offered by Vendor A, and the Company has obtained the product supplied by Vendor A from other vendors in the past. Further, the product supplied by Vendor A is being incorporated in the Company’s products that are not significant to the Company’s revenues.

The Company notes that Item 101(h)(4)(v) of Regulation S-K states that smaller reporting companies are to briefly describe their business and include, to the extent material to an understanding of the smaller reporting company, sources and availability of raw materials and the names of principal suppliers. For the reasons stated in the paragraph above, the Company respectfully submits that (i) describing the Company’s relationship with Vendor A is not material to an understanding of the Company and (ii) Vendor A is not a principal supplier.

With respect to the Company’s determination not to file any agreement with Vendor A as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, the Company notes that such Item requires the filing as an exhibit of “[a]ny contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.” For the reasons stated in the paragraphs above, the Company respectfully submits that the Company’s business is not substantially dependent on its agreement with Vendor A. In addition, the Company further notes that the agreement with Vendor A does not contain binding obligations on either party, either party may terminate the agreement at any time, there is no ongoing obligation to purchase and purchase commitments are made under separate purchase orders submitted by the Company to Vendor A in connection with each purchase. The Company further supplementally advises the Staff that the termination of the agreement between the Company and Vendor A would not adversely affect the Company for the reasons stated in the second paragraph of the Company’s response to this Comment 1.

2.
As a related matter, we note that you recorded 33% of your revenues from three customers during fiscal year 2010 and 16% of your revenues from one customer in fiscal year 2009. We also note from your Form 10-Q for the fiscal quarter ended December 31, 2010 that you recorded 55.4% and 53% of your revenues from two and three customers, respectively, for the three months ended December 31, 2010 and 2009. Please tell us whether you are substantially dependent on any of these customers. To the extent that you are substantially dependent on any of these customers, please provide a description of the material terms of any agreements with these customers.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company is not substantially dependent on any of the customers referenced in Comment 2 or any other customer.

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 7, 2011

The Company’s revenue derives predominately from the sale by the Company to channel partners of non-exclusive term licenses to sell products covered by the Company’s patented technologies. These contractual arrangements are not exclusive and do not obligate the Company’s channel partners to order, purchase or distribute any fixed or minimum quantities of the Company’s products. Although the pricing terms vary slightly from channel partner to channel partner, in general the agreements with the channel partners do not vary. In certain cases, the channel partners purchase the license from the Company after they receive an order from an end-user. The channel partners, including those customers that accounted for the 55.4% and 53% of the revenue referenced in Comment 2, receive orders from various individual end-users, so the sale of a license to a channel partner may represent sales to multiple end-users. End-users can purchase the Company’s products through more than one channel partner.

Further, quarterly sales often fluctuate based on the timing of license renewals. When a customer renews a license, the Company receives a paid-up, one-time license fee in consideration for the grant of a non-exclusive term license to sell products covered by the Company’s patented technologies. As such, in a specific reporting period, if the Company signs a license agreement with a customer, the Company receives a one-time payment and there are no future payment obligations related to such agreement. The typical ongoing customer relationship, where the Company is dependent on future business from the customer, does not exist. As such, the license fee activity related to a specific customer in one period does not have a correlation with activities in future periods. Consequently, the Company is not dependent on any single customer, even those who have paid fees in excess of 10% of the Company’s total revenue in a specific reporting period, and the loss or termination of the Company  relationship with any such customer would not have a material adverse effect on the Company’s future operations.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

General

3.
We refer to prior comments 3 and 4. In your response, you indicate that you will consider these comments in connection with future filings. However, we are unable to locate responsive disclosure in the MD&A section of your most recent Form 10-Q. Please advise.

Response: The Company respectfully advises the Staff that the Company did not provide responsive disclosure in the MD&A section of its most recent Form 10-Q for the following reasons. Due to the Company’s limited resources, management did not focus on the Staff’s prior comment letter until after the Company filed its most recent Form 10-Q. Although, the Company received the Staff’s prior comment letter prior to the date the Company filed its most recent Form 10-Q, Company’s management’s time and attention were directed toward completing and filing the Company’s Form 10-Q in a timely manner. The Company confirms that it will consider the Staff’s prior comments 3 and 4 in its future filings.

*           *           *

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 7, 2011

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 503-7810 ext. 357, or the Company's Corporate Controller, Fred Hutton, at (858) 503-7810 ext. 332, with any questions or further comments you may have regarding the responses above.

Sincerely,
Mitek Systems, Inc.

/s/ James B. DeBello

James B. DeBello
President, Chief Executive Officer and Chief
Financial Officer

cc:	Ryan Houseal, Attorney-Advisor